Ex99.123

DeFi Technologies follows Coinbase and other Market Makers in
Joining the DeFi Alliance
TORONTO, Aug. 24, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) announces it has joined the DeFi Alliance. Launched in early 2020 as the Chicago DeFi Alliance, the group provides mentorship and funding for early-stage tech teams working in the $70 billion decentralized finance ("DeFi") sector. Other members of the 150+ company alliance include Coinbase,  Jump  Capital,  CMT Digital,  Cumberland  DRW,  amongst others.

The partnership with the DeFi Alliance involves no investment or financial support. To date, DeFi Technologies' Venture offering has made numerous investments in DeFi startups. With its entry into the DeFi Alliance, the Company will provide mentorship, investment, and other support to early- stage startups going through the DeFi Alliance's accelerator programs. This will present new opportunities for new business lines to be developed by the Company.

Wouter Witvoet, DeFi Technologies Chief Executive Officer stated, "Joining the DeFi Alliance provides us another avenue of access to early-stage DeFi projects that we can partner with as they grow their business. The community has incubated a number of well-known projects and we look forward to providing the public market exposure to additional DeFi startups that will one day be world-renowned."

Jacob Franek, Partner at DeFi Alliance stated, "We're excited to have DeFi Technologies join the Alliance and look forward to their contributions to our ecosystem and spreading further knowledge and insight about decentralized finance to the public markets."
About the DeFi Alliance:
The DeFi Alliance is the leading decentralized finance accelerator. We help startups source liquidity and support from a broad industry network — the DeFi Alliance Network — that includes trading firms, founders, and investors. Together, we will grow DeFi to one billion users by 2025. For more information visit https://www.defialliance.co/
About DeFi Technologies:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit https://defi.tech/
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the participation in the DeFi Alliance; acquisition and investment plans of the Company; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com;  Public  Relations:  Veronica  Welch,  VEW  Media, ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:30e 24-AUG-21